UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. 3)

1.	Name of the Registrant:

Texas Pacific Land Corporation

2.	Name of Person Relying on Exemption:

Lion Long Term Partners LP

Stephen N. Walker

3.	Address of Person Relying on the Exemption:

Ugland House

South Church Street, KY1 1104

Grand Cayman

Cayman Islands

4.	Written Material. The following written material is attached hereto as Exhibit 99.1:

Letter to Stockholders of Texas Pacific Land Corporation, dated November 9, 2022.

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Lion Long Term Partners LP (together with its affiliates, “Lion Long Term Partners”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Lion Long Term Partners.

PLEASE NOTE: Lion Long Term Partners is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next pages)

Exhibit 99.1

Stephen N. Walker
Lion Long Term Partners LP

Stockholders of

Texas Pacific Land Corporation

November 9, 2022

Dear Fellow Stockholders:

Re: Texas Pacific Land Corporation (“TPL”) Annual Meeting of Stockholders November 16, 2022

On October 17, 2022 I wrote a letter to stockholders of TPL and to Fund Managers and Institutional Proxy Advisors urging them to vote Against Proposal 4:

“To approve an amendment to the Company’s Certificate of Incorporation increasing the authorized shares of common stock from 7,756,156 shares to 46,536,936 shares.”

Yesterday, November 8th, Messrs J.R. Norris III and D. E. Barry, the Co-Chairmen of the TPL Board, and T. Glover, the President and CEO of TPL, wrote to stockholders to encourage us to vote “FOR” Proposal 4. In their letter they raised various points, which I address here:

1/ Three institutional proxy advisory firms have recommended a “for” vote:

Proxy advisory firms publish the guidelines that they use in making their analyses of vote recommendations for stockholder meetings. It is clear to me that Proposal 4 was specifically designed to fit inside these published guidelines. It should therefore be no surprise that the proxy advisory firms have recommended as they did. This is simply an example of a common tactic, namely “gaming the system”.

Proxy advisory firm recommendations are mostly used by Index Funds and passive Exchange Traded Funds. By their nature they are “one size fits all” recommendations. As I have previously said, our company, TPL, is a unique asset within the S&P universe of companies. Therefore I urge you to think for yourself in making your voting decisions. The proxy advisory firm recommendations are far too standardized to be useful to TPL stockholders.

2/ Intended use of newly authorized shares to attract talent and incentivize employees:

This is a red herring. TPL does not need to double its authorized shares outstanding to attract talent and incentivize its employees.

3/ “We have a track record of making thoughtful disciplined investments…”:

TPL management has no documented track record of making successful acquisitions. The few transactions that have been made in the past five years were done in cash and were small in size. There was no transparency with respect to the assets acquired and management has never followed up with stockholders to detail how those assets performed after the acquisition.

4/ “We have a track record of making thoughtful, disciplined investments, including our $125 million investment into Water Services and Operations, which has returned more than $300 million of cash flow to-date, with more to come.”

This headline gives no useful information upon which we can judge the track record of the water business. What we do know is that:

-Despite repeated questions on earnings calls, management has failed to provide sufficient detail of costs for the two elements of the water business to enable a thorough analysis of its profitability.

-Between 12/31/2017 and 12/31/2021 TPL’s pretax margin fell from 93.81% to 80.49%.

-Employees in the TPL water business increased from 10 as reported in the 2017 10K to 92 as reported in the 2021 10K.

-TPL already generated royalties from ownership of ground water and subsurface injection rights prior to the creation of the water business in 2017.

-No detailed breakdown has ever been provided to demonstrate that TPL’s stockholders are better off with the new, employee heavy, water business than they would have been with continuation of the royalty model.

TPL 2020 10K - Water Services and Operations: “Prior to the formation of TPWR, we entered into agreements with energy companies and oilfield service businesses to allow such companies to explore for water, drill water wells, construct water-related infrastructure and purchase water sourced from land that we own While we continue to collect water royalties under these legacy agreements, the overall contribution to revenue from these legacy agreements has declined in recent years and is expected to continue to decline in the future as the activities are undertaken by TPWR”

5/ “A 3-for-1 stock split is expected to enhance trading liquidity and attract a broader investor base, which will benefit all Texas Pacific stockholders”:

Many thoughtful investors disagree with this assertion about the desirability of stock splits. Investment legend Warren Buffett in his 1983 shareholder letter wrote:

Chairman’s Letter - 1983: Stock Splits and Stock Activity

https://www.berkshirehathaway.com/letters/1983.html

“We often are asked why Berkshire does not split its stock. The assumption behind this question usually appears to be that a split would be a pro-shareholder action. We disagree.

We want those (investors) who think of themselves as business owners and invest in companies with the intention of staying a long time. And, we want those who keep their eyes focused on business results, not market prices. Investors possessing those characteristics are in a small minority, but we have an exceptional collection of them.

Were we to split the stock or take other actions focusing on stock price rather than business value, we would attract an entering class of buyers inferior to the exiting class of sellers. At $1300, there are very few investors who can’t afford a Berkshire share. Would a potential one-share purchaser be better off if we split 100 for 1 so he could buy 100 shares?

One of the ironies of the stock market is the emphasis on activity. Brokers, using terms such as “marketability” and “liquidity”, sing the praises of companies with high share turnover (those who cannot fill your pocket will confidently fill your ear). But investors should understand that what is good for the croupier is not good for the customer. A hyperactive stock market is the pickpocket of enterprise.”

Conclusion

TPL converted to a Delaware C Corp at the beginning of 2021. It appears to me that the transition has been difficult for the legacy Chairman and CEO. In my opinion much work needs to be done by them to improve the level of trust between stockholders and the Board and Management of TPL. In the meantime I urge my fellow stockholders to consider very carefully what additional “tools” we add to the management “toolbox”. Twenty-three million newly authorized shares is not one I would recommend.

I therefore continue to urge you to vote Against Proposal 4.

Sincerely

/s/ Stephen N. Walker

Stephen N. Walker

General Partner

Lion Long Term Partners LP

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. DO NOT SEND US YOUR PROXY CARD. LION LONG TERM PARTNERS LP IS NOT ABLE TO VOTE YOUR PROXY, NOR DOES THIS COMMUNICATION CONTEMPLATE SUCH AN EVENT. WE URGE TPL’S STOCKHOLDERS TO VOTE AGAINST PROPOSAL 4 BY FOLLOWING THE INSTRUCTIONS PROVIDED BY MANAGEMENT IN ITS PROXY MAILING.

THE VIEWS EXPRESSED ABOVE ARE THOSE OF LION LONG TERM PARTNERS LP and Mr. Walker. THE INFORMATION PROVIDED IN THIS COMMUNICATION MAY NOT BE RELIED UPON AS INVESTMENT ADVICE, NOR BE CONSIDERED AS A RECOMMENDATION TO BUY OR SELL SHARES OF TPL. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

Contact:

John Glenn Grau

InvestorCom LLC

(203) 295-7841

3